Exhibit 1.01

CLARCOR Inc.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of CLARCOR Inc. (including all subsidiaries, the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule generally requires a company to annually disclose whether during the applicable reporting period it manufactured or contracted to manufacture products that contained cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “3TG Minerals”), but only to the extent such 3TG Minerals were necessary to the functionality or production of the company’s products. The required disclosure is more comprehensive if (i) the 3TG Minerals in a company’s products during the applicable reporting period originated or may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”), or (ii) if a company is unable to determine whether the 3TG Minerals in its products during the applicable reporting period originated or may have originated in the Covered Countries.

The purpose of this Report is to describe the measures that we have taken to exercise due diligence on the source and chain of custody of any 3TG Minerals that were necessary to the functionality or production of our products during the current reporting period. In accordance with the Rule, we undertook efforts to determine whether the necessary 3TG Minerals in our products were or were not “DRC conflict-free.” The Company designed its efforts in conformity with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas1 and related Supplements (“OECD Due Diligence Guidance”).

1.	Company Overview

CLARCOR Inc. was organized in 1904 as an Illinois corporation and in 1969 was reincorporated in the State of Delaware. Our principal headquarters are located at 840 Crescent Centre Drive, Suite 600, Franklin, Tennessee 37067. CLARCOR Inc.’s common stock is listed on the New York Stock Exchange (ticker: CLC).

1 OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en

Filtration is the primary market for the Company’s products, and we manufacture and sell these products worldwide through a variety of channels. The Company also manufactures and sells packaging containers and related items.

As of December 31, 2014, the Company employed approximately 6,000 individuals and had operations in 21 countries.

2.	Description of the Company’s Products Covered by this Report

2.1	Filtration Products

We support our customers with a wide range of filtration products (collectively, “Filtration Products”). The Filtration Products fall within the following two segments:

1)	Engine/Mobile – Filters in this segment include oil, air, fuel, coolant, transmission and hydraulic fluid filters that are used in a wide variety of applications and processes. These filters are primarily used in engines in mobile equipment applications, including trucks, automobiles, buses and locomotives, and marine, construction, industrial, mining and agricultural equipment.

2)	Industrial/Environmental Filtration – Filters in this segment include air filters and cleaners, including antimicrobial treated filters and high efficiency electronic air cleaners that are used in commercial buildings, hospitals, factories, residential buildings, residences, paint spray booths, gas turbine systems, medical facilities, motor vehicle cabins, aircraft cabins, clean rooms, compressors and dust collector systems. Filters in this segment also include specialty industrial process liquid filters; filters for pharmaceutical processes and beverages; filtration systems, filters and coalescers for the oil and natural gas industry; filtration systems for aircraft refueling, anti-pollution, sewage treatment and water recycling; bilge water separators; sand control filters for oil and gas drilling; and woven wire and metallic products for filtration of plastics and polymer fibers.

2.2	Packaging Products

We also support our customers with packaging-related products (“Packaging Products”). The Packaging Products include a wide variety of different types and sizes of containers and packaging specialties. Metal, plastic and combination metal/plastic containers and closures are used in packaging a wide variety of dry and paste form products, such as food specialties (e.g., tea, coffee, spices, mints and other confections); smokeless tobacco products; lip balms; ointments; and consumer healthcare products. Other Packaging Products include shells for dry cell batteries, canisters for film and candles, spools for insulated and fine wire, and custom decorated flat metal sheets.

2.3	Company Products Containing 3TG Minerals

Tin is overwhelmingly the most common 3TG Mineral found in the Company’s products. There are very small amounts of tantalum in certain electronic components found in equipment used in Industrial/Environmental Filtration, but this equipment is sold in low volumes and tantalum is insignificant (i.e., less than 1%) in relation to the Company’s tin usage.

For Filtration Products, tin is primarily found in Engine/Mobile product components such as filter cans, end caps and center tubes. Tin is also found in end caps and center tubes for filters used for Industrial/Environmental Filtration.

For Packaging Products, tin is found in metal containers of all types.

Tin is “necessary to the functionality” of these Filtration Products and Packaging Products because it inhibits and delays the onset of corrosion. Tin is also “necessary to the production” of certain Filtration Products (filter cans) because it acts as a lubricant in the deep draw process, which is the manufacturing process by which flat sheet tin-plated steel is formed into a filter can.

As used in this Report, “Covered Products” refers to Filtration Products and Packaging Products that contain 3TG Minerals.

3.	Reasonable Country of Origin Inquiry (RCOI) Description

3.1	Structure Internal Management to Support Supply Chain Due Diligence

Our RCOI process and 3TG Minerals due diligence efforts included the participation of a cross-functional Company team with representation primarily from the legal, compliance, purchasing, engineering and finance functions. This team was led by the Company’s Corporate Director of Supply Chain Management and the team was responsible for the Company’s efforts to comply with the Rule. The Company’s Corporate Director of Supply Chain Management also developed a training program for internal personnel that was used to educate team members on the RCOI process and the Company’s reporting obligations. The Company’s Board of Directors was made aware of the requirements of the Rule and certain members of the Company’s senior management were briefed about the status of the RCOI process and 3TG Minerals due diligence efforts on a regular basis.

3.2	Conflict Minerals Policy

In 2013 we established a written Conflict Minerals Policy that provides direction to Company personnel about the details of our efforts to comply with the requirements of the Rule. We also updated our Supplier Code of Conduct and our Terms and Conditions of Purchase in 2013 to extend our policy on 3TG Minerals to our suppliers. These documents expressly prohibit our suppliers from providing products, components or materials to us that contain 3TG Minerals from Covered Countries.

3.3	Company-Level Grievance Mechanism

We have various Company-level grievance mechanisms through which employees and others may report possible violations of applicable law and Company policies, including those polices that relate to 3TG Minerals. These include website reporting and phone reporting as described on the Company’s website at: http://www.clarcor.com/concerns.aspx.

3.4	Report Annually on Supply Chain Due Diligence

This is our second Conflict Minerals Report. We plan to report annually in accordance with the Rule, and our reports will be available on our website at http://www.clarcor.com/iisecfilings.aspx.

3.5	Due Diligence Process

We relied upon multi-stakeholder initiatives that provide verification processes for conflict-free 3TG Minerals from smelters or refiners who may provide those minerals to companies in our supply chain. The Company, as a purchaser of component parts, is many steps removed from the mining of 3TG Minerals; the Company does not purchase raw ore or unrefined conflict minerals; and the Company conducts no purchasing activities directly in the Covered Countries.

3.5.1 Our RCOI process and 3TG Minerals due diligence efforts have been designed in accordance with the principles set forth in the OECD Due Diligence Guidance.

3.5.2 Late in the 2014 reporting year we engaged a third party vendor (“Third Party”) to assist in the collection and storage of our supply chain information related to 3TG Minerals, although the Company remained in control of the process. Our RCOI process and 3TG Minerals due diligence process began by closely analyzing the Filtration Products and Packaging Products that we manufacture or contract to manufacture to determine which of them contained 3TG Minerals (i.e., we attempted to identify our Covered Products). Our next step was to identify our direct suppliers who provided products, components or materials to us that contained 3TG Minerals. To do this, we reviewed our entire direct supplier roster and excluded only those suppliers that we knew did not provide products, components or materials that contained 3TG Minerals. We believe our approach was conservative as we did not exclude any supplier unless we were confident that their products, components or materials did not contain 3TG Minerals. Next, for each direct supplier that we did not exclude, both the Company and Third Party distributed to them written materials in an effort to determine (i) whether they did in fact provide 3TG Minerals, and (ii) if they did provide 3TG Minerals (a “3TG Supplier”), whether the 3TG Minerals they provided originated from the Covered Countries. These written materials primarily consisted of the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and includes questions about a supplier’s 3TG Minerals policy, engagement by the supplier with the supplier’s own direct suppliers, and a listing of the smelters that the supplier and its suppliers use. During the 2014 reporting period, we also requested a product-based Template although most suppliers did not honor our request and nonetheless submitted company-level Templates which covered all their products sold to all customers. This led to the reporting of many smelters outside of the Company’s supply chain, especially from those suppliers that solely function as distributors of goods. We also requested that each direct supplier deliver a certification about its 3TG Minerals usage and the source of these 3TG Minerals. All substantive supplier responses have been retained in the Third Party’s database.

3.5.3 In cases where suppliers did not timely respond to our requests for information, we established a protocol to follow-up with each of these suppliers. This included up to five reminder emails, followed by telephone contact in an attempt to determine the reason for the delay in response. If the supplier continued to be non-responsive we made reasonable attempts to escalate our request within the supplier’s organization.

3.5.4 All supplier responses to the Template and the certification form were analyzed by our 3TG Minerals team and the Third Party. Additional follow-up was made on a case-by-case basis, depending on the completeness, accuracy and apparent credibility of the supplier responses. The additional follow-up efforts were significant largely because this is only the second year of the Rule’s implementation and some suppliers, especially those private and foreign companies without reporting obligations, are still not generally familiar with the Rule’s requirements. This lack of familiarity required us to educate certain suppliers during our RCOI process and 3TG Minerals due diligence efforts. This education included information about the requirements of the Rule and input regarding the instructions for accurately completing the Template.

4.	Facilities Used to Process the 3TG Minerals in Covered Products, if Known

Our survey of 3TG Suppliers included an effort to identify the facilities used to process the 3TG Minerals in our Covered Products. As stated above, despite our request for a product-level Template the majority of our 3TG Suppliers provided a company-level completed Template that did not identify the smelters or refiners used solely for a particular product, component or material provided by the supplier. In cases where a 3TG Supplier did provide a product-level Template, the identification of the smelters and refiners that support our specific Covered Product could not be determined, often due to lower tier suppliers reporting on a company-level basis and not on a product-level basis or not being able to obtain the requested information from their suppliers. We are therefore unable to identify with certainty the specific facilities used to process the 3TG Minerals in our Covered Products.

5.	Country of Origin of the 3TG Minerals in Covered Products, if Known

Our RCOI process and 3TG Minerals due diligence process have increased the transparency within our supply chain. However, due to our position in the supply chain, we are unable to identify with certainty the specific facilities used by our suppliers to process the 3TG Minerals in our Covered Products; therefore, it is not possible for us to determine with certainty the origin of the 3TG Minerals in our Covered Products. As a result, for the 2014 reporting period, our Covered Products are DRC conflict undeterminable.

6.	Improvements

We expect to implement the following steps, among others, in 2015 to improve our RCOI process and 3TG Minerals due diligence process and to further mitigate the risk that 3TG Minerals in our Covered Products originate from the Covered Countries (and benefit armed groups in those countries): (i) continue to engage with our suppliers to obtain current and complete information about our supply chain; (ii) encourage our suppliers to implement responsible sourcing policies with respect to the 3TG Minerals in their products, components or materials; (iii) encourage our suppliers to procure their 3TG Minerals only from smelters that have been formally certified as “conflict-free” by an independent, third party auditor or in accordance with the Conflict Free Smelter program established by EICC and GeSI or a similar program; and (iv) continue to increase our knowledge of best practices through benchmarking, professional training and other sources, then implement improvements where feasible to develop a more robust program.

7.	Independent Private Sector Audit

Not required for the current reporting period.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in this Conflict Minerals Report, other than statements of historical fact, are forward-looking statements. You can identify these statements from use of the words “may,” “should,” “could,” “potential,” “continue,” “plan,” “forecast,” “estimate,” “project,” “believe,” “intent,” “anticipate,” “expect,” “target,” “is likely,” “will,” or the negative of these terms, and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The principal forward-looking statements in this report include our expected improvements to our RCOI process and 3TG Minerals due diligence process. We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not only limited to, risks associated with: (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) changes in the Rule and other political and regulatory developments relating to the sourcing of 3TG Minerals, whether in the Democratic Republic of Congo or its adjoining countries, the United States or elsewhere, and (3) those factors set forth in our description of risk factors in Item 1A to our Form 10-K for the fiscal year ended November 29, 2014, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this Conflict Minerals Report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risks described in this Conflict Minerals Report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Conflict Minerals Report.